1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

August 10, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 30, 2016
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated July 28, 2016, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 2 (the “Second Amended Submission”) to the Company’s Offering Statement on Form 1-A filed December 21, 2015. Amendment No. 3 to the Company’s Offering Statement (the “Third Amended Submission”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	We note your disclosure on page 55, which indicates your intention to include a table of income and expenses attributed to each licensed game in your annual and semi-annual reports. You state that dividends for a specific series of Fig Game Shares will be determined based on reference to, among other items referred to in your dividend policy, the net income of the associated game. We also note your disclosure on page 57 that states that, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of your company, holders of each series of Fig Game Shares outstanding shall be entitled to receive, among other things, an amount equal to the value of the total assets of the corresponding Fig Game Shares Asset less the total liabilities of such Fig Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them. Please expand your disclosure to explain how the Fig Game Shares Asset is determined for each series and tell us how you intend to disclose which assets and liabilities are attributed to each series of Fig Game Shares.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 2 of 7

Response to Comment #1:

In response to this comment, the Company has expanded its disclosure at page 64, under the heading “Description of Company Securities – Preferred Stock – Liquidation, Dissolution, etc.”, to further explain how the Fig Game Shares Asset is determined for each series of Fig Game Shares, and has expanded its disclosure under the heading “Games Already Licensed” at page 40 and “The Current Game and its Developer” at page 49 to clarify which assets and liabilities are attributed to each series of Fig Game Shares.

2.	In order for investors to make informed decisions on purchasing the preferred securities being offered, investors need to understand the terms of the preferred securities, including provisions relating to dividends. See Item 14 of Form 1-A. We understand that the dividend rate, or percentage, will be affected by various factors, including the amount of proceeds raised in the offering. If the dividend rate will be determined using a formula, investors must be able to readily apply the formula to determine the dividend rate, which may be expressed as a percentage of net revenue. Otherwise, investors will not know the terms of the preferred securities upon purchase. We understand that for each game, monies will be raised through different types of offerings, including a 1-A offering and possibly a private offering to accredited investors. (These offerings are in addition to the Fig-hosted crowdfunding campaigns that allow third-party developers to raise funds for their games.) Revenues from the games will be allocated to investors in the 1-A offering and accredited investors in the private offering. Based on your disclosure, it is not clear how you will allocate the dollar amount attributable to Fig’s revenue share between investors in the 1-A offering and accredited investors in any private offering. Thus, we do not understand how investors in this 1-A offering will know the dividend rate (percentage of the net revenue) that they may be entitled to receive if and when declared by the Board. Please revise your disclosure to provide the dividend rate or formula for determining the dividend rate and indicate when and how such dividend rate may be changed after the offering is completed.

Response to Comment #2:

In response to this comment, the Company has expanded its disclosure at page 60, under the heading “Our Dividend Policy”, to clarify that Regulation A offerings and accredited investor offerings relating to the same game will each involve the offer and sale of shares of the same series of Fig Game Shares, and that as a result investors who purchase shares of such series under Regulation A will receive the same rights, and the same dividends (per share of such series held), as investors who purchase shares of such series in an accredited investor offering.

In addition, in order to provide the formula for determining Fig Game Shares dividend rates, the Company has added to the offering circular the flow-of-funds disclosure previously provided to the Staff, on July 22, 2016, in order to clarify the dividend formula that the Company intends to apply to its Fig Game Shares generally (at page 33, under the heading “Our Business – Key Aspects of Our Business – Crowdfunding Campaigns – Fig Game Shares Portion of a Crowdfunding Campaign”) and to its Fig Game Shares – PSY2 specifically (at page 46, under the heading “The Current Game and the Developer – Fig Game Shares – PSY2”).

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 3 of 7

Finally, in response to the last clause of this comment (“indicate when and how such dividend rate may be changed after the offering is completed”), the Company wishes to clarify that it does not intend to change the dividend formula for any particular series of Fig Game Shares after the offering of such Fig Game Shares is completed. However, in the case of a series of Fig Game Shares in which one of the terms in its dividend formula – namely, the “Fig Game Shares Funding Percentage” – is disclosed in the relevant offering circular to be other than 100% (or some other set percentage), the Company will have to wait until after the offering is completed to finally determine the Fig Game Shares Funding Percentage, because that term is defined as the quotient of the aggregate amount raised from the sale of such Fig Game Shares (whether sold under Regulation A or otherwise) divided by the Fig Advance for the related game. In any such offering, the Company expect to (i) present a sensitivity analysis in the relevant offering circular to illustrate a range of final dividend formulas based on a number of likely final results for the Fig Game Shares Funding Percentage, and (ii) publicly disclose the precise amount of the Fig Game Shares Funding Percentage after the offering is completed, by means of an amendment to the relevant offering circular and the filing of a Current Report on Form 1-U. The Company notes that, in the offering for Fig Game Shares – PSY2, the Fig Game Shares Funding Percentage has already been set, at 100%, and therefore potential investors in Fig Game Shares – PSY2 have the full dividend formula already.

Cover Page

3.	We note your revised disclosure stating that Fig Game Shares – PSY2 are designed to reflect the economic performance of a particular video game co-publishing license agreement with Double Fine Productions. You also state that an investment in Fig Game Shares – PSY2 is “not an investment in any game, game developer or license agreement.” Please expand your disclosure to briefly note, here and in your summary, if true, that funds raised in this offering could be used to fund the development of another video game. Also, ensure that your summary and risk factor sections describe the economic impact on holders of PSY2 shares should proceeds from this offering be used exclusively or primarily to fund the development of another game. Your risk factor discussion on page 20 does not appear to address the possibility of no offering proceeds being allocated to PSY2.

Response to Comment #3:

In response to this comment, the Company has expanded its disclosure on the front cover of the offering circular, in the “Summary” section at page 3 and in the “Risk Factors” section at page 19.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 4 of 7

4.	You state that the principal economic benefit of holding Fig Game Shares is expected to be the opportunity to receive dividends based on sales of Psychonauts 2. Expand this statement to clarify that there are no mandated minimum dividend payment amounts based on such sales. Also, expand your risk factor section to provide a separately captioned risk factor noting that even if Psychonauts 2 is commercially successful, this may not result in corresponding dividend payments to holders of the associated class of Fig Game Shares.

Response to Comment #4:

In response to this comment, the Company has expanded its disclosure on the front cover of the offering circular, in the “Summary” section at pages 3-4, in “Risk Factors” at pages 19-21, in “Our Dividend Policy” at page 60 and in “Description of Company Securities – Preferred Stock” at page 63.

Summary

The Offering, page 4

5.	To the extent you elect to characterize the Fig Game Shares as “preferred,” please expand your disclosure to describe the limitations of the preferences associated with the Game Shares and their impact on shareholders in the context of dividend payments or in a liquidation event. For example, since the shares have preferences only with regard to certain assets, rather than Fig’s general assets, it appears that you should describe the potential resulting economic impact on shareholders.

Response to Comment #5:

In response to this comment, the Company has expanded its disclosure in the “Summary” section at page 5, in “Risk Factors” at pages 17 and 19, and in “Description of Company Securities – Preferred Stock” at pages 63-64.

Dividends, page 4

6.	Please expand your discussion to disclose, consistent with your Dividend Policy discussion on page 53, that Fig may deduct marketing or similar costs borne by Fig that are “reasonably attributable” to a particular game.

Response to Comment #6:

In response to this comment, the Company has expanded its disclosure in the “Summary” section at page 4. The Company notes that it has replaced references in the offering circular to expenses that are “reasonably attributable” to a particular game with the term “game-specific” expenses, and has sought to clarify the meaning of that term by describing its allocation policy for such expenses at greater length, in “Our Dividend Policy” at pages 60-61 and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Accounting for a Particular Game’s Sales” at page 52.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 5 of 7

Use of Proceeds, page 23

7.	It is inappropriate to assume that all the shares being offered will be sold given that this is not a firm commitment initial public offering. Please clarify the disclosure here and elsewhere as appropriate.

Response to Comment #7:

In response to this comment, the Company has revised its disclosure in the “Use of Proceeds” section at page 23 and in the “Summary” section at page 4.

Our Business, page 25

8.	The structure and format of the chart on page 32 may suggest that games sales receipts will be apportioned evenly between the developer, investors and Fig. Please expand the narrative to clarify that games sales will not necessarily be apportioned evenly between these parties.

Response to Comment #8:

In response to this comment, the company has deleted the referenced chart.

9.	We are in receipt of your draft flow-of-funds disclosure dated July 22, 2016 to address the concerns raised in our July 20 discussion. Any comments on this submission will be conveyed separately.

Response to Comment #9:

Please let us know in due course if the Staff has comments in regard to the referenced submission.

Games Already Licensed, page 39

10.	It appears that your disclosure should be expanded to discuss the impact on your business and liquidity requirements of the other games you have licensed. For example, we are unable to locate a discussion of the impact of these licensing agreements in Liquidity and Capital Resources of the Company on page 45. Please revise or advise.

Response to Comment #10:

In response to this comment, the Company has expanded its disclosure in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources of the Company” at pages 51-52.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 6 of 7

The Current Game and the Developer

Double Fine Productions, Inc. page 40

11.	We note your response to prior comment 17. However, it appears that you should revise your disclosures to provide more balanced disclosure regarding Double Fine’s past achievements with a brief discussion of any historical challenges related to its business.

Response to Comment #11:

In response to this comment, the Company has expanded its disclosure in “Risk Factors” at page 21 and in “The Current Game and the Developer – Double Fine Productions, Inc.” at page 42.

Our Dividend Policy, page 53

12.	Under Step 8, you state that Fig may deduct marketing or similar costs borne by Fig that are “reasonably attributable” to a particular game. Expand your discussion to explain what processes and controls you have adopted in making determinations regarding how to allocate such expenses between each game under development. Also, please tell us whether dividends could be paid to one class of game shares from company funds that were generated from the sales receipts of another game.

Response to Comment #12:

In response to this comment, the Company notes that it has replaced references in the offering circular to expenses that are “reasonably attributable” to a particular game with the term “game-specific” expenses, and has sought to clarify the meaning of that term by describing its allocation policy for such expenses at greater length, in “Our Dividend Policy” at pages 60-61 and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Accounting for a Particular Game’s Sales” at pages 51-52. In addition, the Company’s disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Accounting for a Particular Game’s Sales” at page 52 clarifies that the records relating to each game receipts account will be part of Fig’s accounting records and subject to Fig’s internal accounting controls; sales receipts will be received by or at the direction of Fig accounting employees and such employees will compare received amounts with associated statements from distribution parties and the associated video game co-publishing license agreements; determinations of deductions in respect of Fig Service Fee amounts and developer royalty amounts will be made by or at the direction of Fig accounting employees pursuant to the terms of the relevant license agreements; and game-specific expenses will be identified and allocated based on the Company’s written allocation policy, as described at page 52, which will be applied uniformly to all games. Finally, because the Company will include an updated version of the “Game Distributable Income” table at page 51 in its post-qualification annual and semiannual public filings, its independent auditor will have to consider the accuracy of the table under standard audit and review procedures.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. August 10, 2016 Page 7 of 7

In response to the last sentence of the foregoing comment, dividends could be paid to one series of Fig Game Shares from Company funds that were generated from the sales receipts of another game, simply because, in conformance with the Company’s dividend policy, all dividends will always be paid from an account in which sales receipts from all games have ultimately been commingled. However, dividends paid to each series of Fig Game Shares will always be (i) in proportion to the amount of proceeds received from the offering of such series of Fig Game Shares divided by the Fig Advance, as a result of the application of the Fig Game Shares Funding Percentage in the course of the application of the Company’s dividend policy (see Step 5 in “Our Dividend Policy” at page 61), and (ii) determined based on the Game Distributable Income of the game to which such series of Fig Game Shares relates (see Step 8 in “Our Dividend Policy” at page 61).

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.